Wah Fu Education Group Limited

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District, Beijing, China 100088

June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C.  20549

Attention: Donald Field

Re:	Wah Fu Education Group Limited

Registration Statement on Form F-3

Filed June 15, 2021

File No. 333-257105

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wah Fu Education Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, June 23, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Yang Yu
Yang Yu
Chairman of the Board of Directors

cc:	Ellenoff Grossman & Schole LLP